

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

December 16, 2010

Scott Mitchell Rosenberg
Chief Executive Officer
Platinum Studios, Inc.
2029 South Westgate Avenue
Los Angeles, California 90025

> **Re:** **Platinum Studios, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed October 19, 2010**
> **File No. 333-168125**
>
> **Form 10-K**
> **Filed March 31, 2010**
> **File No. 333-145871**

Dear Mr. Rosenberg:

We have received your response to our prior comment letter to you dated November 3, 2010 and have the following additional comments.

We have also included comments regarding your Form 10-K filed on March 31, 2010 in this letter. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Amended Form S-1 filed October 19, 2010</u>

<u>General</u>

1. We note your response to our prior comments one through five. Please file a revised Form S-1 in response to our comments.

Form 10-K filed March 31, 2010

Notes to Consolidated Financial Statements, page 60

Note 1: Description of Business, page 60

2. Refer to prior comment 13 and 14. Please explain in greater detail (i) how your purchase of Long Distance Films, Inc. facilitated the financing and production of the film titled "Dead of Night" (ii) why the previous owners of Long Distance Films, Inc. agreed to sell for no consideration, and (iii) explain your accounting for Long Distance Films, Inc., considering it is the owner of the copyright in the film titled "Dead of Night".

Note 8: Commitments and Contingencies, page 71

3. Refer to prior comment 18. Please disclose the amount of legal reserves, if any, that you have recorded for the matter of Douglass Emmet v. Platinum Studios.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange

Scott Mitchell Rosenberg
Platinum Studios, Inc.
December 16, 2010
Page 3

Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Christopher H. Dieterich, Esq.
        Fax: (310) 312-6680